

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 5, 2009

<u>Via U.S. Mail and Facsimile to +972 3 5571789</u>

Eli Kramer
Chief Financial Officer
Ituran Location and Control Ltd.
3 Hashikma Street, Azuor
58001, ISRAEL

> **Re: Ituran Location and Control Ltd.**
> **Form 20F for the Fiscal-Year ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 001-32618**

Dear Mr. Kramer:

    We have reviewed your response dated February 16, 2009, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year ended December 31, 2007

Item 15T. Controls and Procedures, page 80

1.   Please refer to prior comment 1. We note your response to our comment; however, it is still not clear to us how the multiple material weaknesses you identified did not impact your assessment of the effectiveness of disclosure controls and procedures as of December 31, 2007. Exchange Act Rule 13a-15(e) defines disclosure controls and procedures as, "controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." It further states that, "disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Given that (a) each of the material weaknesses you identified and disclosed required revisions to amounts recorded in your financial statements due to audit adjustments and (b) the material weakness related to accounts receivable, internal review and separation of duties indicates that amounts reported to management were not properly accumulated or communicated, it is still not clear to us how you were able to conclude your disclosure controls and procedures were effective. For each material weakness you identified, please tell us specifically why the weakness did not impact the effectiveness of each of the criteria established in the two sentence definition of disclosure controls and procedures as defined in the referenced Exchange Act Rule.

Item 18. Financial Statements, page 89

Report of Independent Registered Public Accounting Firm, page F-42

2.   Refer to prior comment 6. Please update us as necessary on the conclusions reached or actions taken as a result of the firms discussions with the Office of the Chief Accountant related to the credentialing process of Estudio Urien & Asociados.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Accounting Reviewer